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||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 30, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Revere Street Trust (the trust):
Fidelity Cash Central Fund Fidelity Municipal Cash Central Fund Fidelity Securities Lending Cash Central Fund Fidelity Tax-Free Cash Central Fund (the funds)
File No. (811-07807)
Amendment No. 33

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the trust is an amendment to the trust's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust. This filing also includes conformed copies of the manually signed consents of the trust's independent registered public accounting firms, the originals of which are maintained at the offices of the trust.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund, Fidelity Securities Lending Cash Central Fund, and Fidelity Tax-Free Cash Central Fund. The funds' Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 32.

This filing also serves to make other non-material changes.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jeffrey LaFountain
Jeffrey LaFountain
Legal Product Group